Exhibit 17.2

Murray T. Holland

Dallas, Texas

December 1, 2022

VIA ELECTRONIC MAIL

Board of Directors

GWG Holdings, Inc.

325 North St. Paul St. Suite 2650

Dallas, TX 75201

Re:	GWG Holdings, Inc.’s November 14, 2022 Form 8-K/A

To the Board and Management of GWG Holdings, Inc.:

I write this letter following my resignation as President and Chief Executive Officer on Sunday, November 13th, and my resignation as Director of GWG Holdings, Inc. (“GWGH” or the “Company” ) along with all offices and directorships of any direct and indirect subsidiaries of the Company on Friday, November 25th. As I noted in my prior letter, I resigned from the GWGH Board because I am committed to the goals of the proposed reorganization plan, which I believe will maximize value for the Company’s stakeholders. My continued service on the Board should not distract from this core goal of having the Company emerge from bankruptcy as quickly as possible in a position of financial strength.

I also write to register my disagreement with statements in the Company’s November 14, 2022 Form 8-K/A (the “Amended 8-K”) amending the Form 8-K filed on March 11, 2021 (the “Original 8-K”). The Company’s Amended 8-K asserts that resignations from three former Directors of the Special Committee of the GWGH Board on March 6, 2021 resulted from disagreements with the Company and known to management relating to certain operations, policies, or practices. Prior to the filing of the Amended 8-K during a November 13, 2022 GWGH Board of Directors meeting, I informed the Board that I did not have contemporaneous knowledge of a disclosable disagreement at the time the Original 8-K was filed and that I relied on the informed advice of the Company’s disclosure counsel, Mayer Brown, which provided written advice to management on March 11, 2021 that it was reasonable to conclude that there was no disclosable disagreement. The Amended 8-K incorrectly states that at the time of these resignations I had knowledge of a disclosable disagreement resulting in the former Directors’ resignations on March 6, 2021.

The Amended 8-K does not accurately describe the circumstances of the Original 8-K filing. First, the Amended 8-K omits a key point relevant to the circumstances of the Board’s decision to dissolve the Special Committee. The Amended 8-K makes no reference to the Board’s resolution during a March 4, 2021 special meeting of the Company’s Board of Directors (the “Special Meeting”) not to proceed with the Amended and Restated Certificate of Incorporation of the Company (the “Amended Charter” ), nor to the Board’s resolution to withdraw a Form S-4 registration statement and other SEC filings the Company made on July 6, 2020 connected to the Amended Charter. During the Special Meeting the Board voted to dissolve the Special Committee because the Board resolved not to pursue the Amended Charter.

The Company’s Amended 8-K omitted the Board’s resolution not to proceed with the Amended Charter because counsel for the investigations Committee of the GWGH Board of Directors (the “Investigations Committee”) in oral presentations to management and to the Board in November 2022 found that the “real” reason for the dissolution of the Special Committee was not because the Board determined not to proceed with the Amended Charter, but rather because the Board could not reach an agreement with the Special Committee on funding The Beneficient Company Group, L.P. (“Ben”). The Investigations Committee concluded it was “clear and incontrovertible” that the Amended Charter project was abandoned before the middle of January 2021. This is not accurate. This conclusion is not based on any document or testimony, and the Investigations Committee’s fact gathering on this issue was incomplete at the time the Company filed the Amended 8-K given that it had not interviewed key Directors, including the then-Chairman of the Board who was deeply involved in the process of pursuing the goals of the Amended Charter. As a result, the Company filed an Amended 8-K based on an incomplete investigation drawing conclusions unsupported by the evidence.

Second, the Amended 8-K states that the Board may not have known that “disagreements concerning the Ben Investment remained unresolved” when it voted to dissolve the Special Committee. This is also not accurate. During the March 4, 2021 Special Meeting, a resigning Director, Roy Bailey, said he would resign if the terms of a proposed investment the Company was considering in a Preferred Series C Unit Account of Ben did not take into account the requests of the Special Committee. The Special Committee, directly and through counsel, requested that the Company receive a senior security for funding Ben rather than a junior security used for prior funding. All of the attending Directors present at the Special Meeting heard first-hand the resigning Director’ s position on the Company’s proposed funding of Ben, including disclosure counsel from Mayer Brown who was also present at the March 4th Special Meeting. By contrast, I was not present at the Special Meeting where the resigning Director expressed his perspective on the Board’s decisions. Indeed, Mayer Brown’s written legal guidance on this issue memorialized the resigning Director’s statement that he would resign were the Company to fund Ben without taking into account the Special Committee’s requests.

Third, and most importantly, the Amended 8-K makes no reference to the written guidance I received from disclosure counsel showing that I had no contemporaneous awareness of a disclosable disagreement related to the resignations of the Special Committee members. On March 5, 2021, a day after the Special Meeting, but prior to his resignation, I emailed former Director Roy Bailey with a notification of proposed funding of Ben in accordance with the resigning Directors’ requested funding terms using a senior security. This notification of proposed funding was designed specifically to address the requests of the Special Committee so there would be no disagreement. The notification of proposed funding, which Ben determined to accept, was based, in part, on an email I received two days earlier from the Special Committee’s counsel on March 3rd making clear that the Special Committee wanted a senior security in exchange for $14.8 million in funding to Ben. I believed these terms addressed the Special Committee’s requests regarding the proposed transaction. My March 5th email to Mr. Bailey made clear this included the senior security Mr. Bailey identified as a priority. Mr. Bailey did not respond to my email.

The next day the Special Committee Directors resigned without providing any indication that a disagreement still existed in their respective resignation letters. After consulting with disclosure counsel, l emailed all three resigning Directors on March 9th and notified them that GWGH would pursue a funding transaction with Ben that addressed their requests and also provided them an opportunity to review and comment on GWGH’ s proposed language for the Original 8-K, which stated their resignations were “not due to any disagreement with the Company.” The response I received from Dan Fine on behalf of all three resigning Special Committee Directors was simply that their “resignations speak for themselves.”

Based on all of the above, and at the request of management, the Company’s disclosure counsel, Mayer Brown, provided written guidance that it was reasonable to conclude that the resignations were not the result of a disagreement with the Company regarding its operations, policies, or practices. Mayer Brown based its written guidance on a full understanding of all the material facts described above. Mayer Brown: 1) was present at the March 4, 2021 Special Meeting where Mr. Bailey expressed his views about the proposed Ben transaction, 2) heard first-hand the basis articulated by the Board for the dissolution of the Special Committee, 3) received the March 3rd funding requests from the Special Committee’s legal counsel, 4) received the March 5th funding proposal I provided to Mr. Bailey the day prior to his resignation that addressed Mr. Bailey’s requests, 5) received the resignation letters from each of the resigning Directors, and 6) received the March 9th communication to the resigning Directors, including Mr. Fine’s response on behalf of the Directors that the “resignations speak for themselves “and where they declined to comment on the proposed disclosure language the Company filed in the Original 8-K.

Based on all this information, Mayer Brown provided legal guidance on the Company’s disclosure obligations, and on which 1 reasonably relied in good faith to support my understanding that there was no disclosable disagreement that needed to be included in the Original 8-K. I agree with Mayer Brown’s legal advice. I did not and do not now believe there was any remaining disagreement.

Counsel for the Investigations Committee—based on the same set of material facts available to Mayer Brown—came to a different conclusion that there was a disclosable disagreement at the time of the Original 8-K. However, the Investigations Committee’s conclusion on this issue has no bearing on whether I knew that a disclosable disagreement existed at the time of the Original 8-K. Instead, the Amended 8-K merely reflects a difference in the legal judgment of two law firms reviewing the same facts nearly 20 months apart. As a result, the Amended 8-K is inaccurate where it concludes that I had contemporaneous knowledge of a disclosable disagreement. Ultimately, I believe this entire mix-up was caused by the failure of the resigning Directors to read, understand, and/or communicate with management after management notified them that their requests were being met.

The unsupported representations in the Amended 8-K regarding the circumstances surrounding the filing of the Original 8-K are a product of a fundamentally flawed and incomplete investigative process that did not provide the Board with an adequate basis from which to make public disclosures about my knowledge in the past. I have not had meaningful access to documents material to the investigation nor the benefit of the presence of my counsel during meetings or interviews with counsel for the Investigations Committee. The Investigations Committee refuses to provide written findings and documents on which they relied for its findings despite repeated requests. Furthermore, the Investigations Committee’s conclusions about my knowledge of a disclosable disagreement are unsupported by any fact, document, or testimony I’ve been given access to, and are contradicted by the weight of the evidence showing otherwise, including the written legal guidance I relied on from Mayer

Brown. These inaccurate conclusions, now memorialized in the Amended 8-K, lack sound factual basis and impugn the integrity of management serving at the time of the Original 8-K, as well as the current Board that adopted the unsupported conclusions of the Investigations Committee. It is deeply concerning that the Board filed the Amended 8-K drawing conclusions about my knowledge, candor, and credibility based on the flawed and incomplete process to date.

Sincerely,

Murray T. Holland

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